UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 30, 2022

Landa App LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Jonesboro GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The following updates certain information provided in the Master Series Table found in the offering circular (the “Offering Circular”) of Landa App LLC (the “Company”), dated January 7, 2022, regarding the properties set forth below (the “Properties” and each a “Property”).

New Lease Agreements; and Renewals

The following lease agreements (each, a “Lease Agreement”) were either renewed or entered into with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income(1)	Lease Expiration Date (2)
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	593 Country Lane Drive Jonesboro, GA 30238	July 1, 2022	$1,020	June 30, 2023
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	8668 Ashley Way Douglasville, GA 30134	July 1, 2022	$1,150	June 30, 2023
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	8654 Ashley Way Douglasville, GA 30134	July 1, 2022	$1,103	June 30, 2023
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	6436 Stone Terrace, Morrow, GA 30260	July 1, 2022	$1,050	June 30, 2023
Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC	8645 Embrey Dr Jonesboro, GA 30236	July 1, 2022	$1,300	June 30, 2023
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	8683 Ashley Way Douglasville, GA 30134	July 1, 2022	$1,024	June 30, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreement, a form of which can be found here.

Property Vacancies; Lease Non-Renewals

Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC

The tenant occupying the Property located at 6440 Woodstone Terrace, Morrow, GA 30260 vacated the Property prior to the lease expiration date. The Property is currently unoccupied. As of the date of this report, the Manager has not identified a new tenant to enter into a Lease Agreement for this Property. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

Item 9. Other Events

Distribution Declaration

On July 1, 2022, Landa Holdings, Inc. (the “Manager”), as the manager to each of the following series (each a “Series” and collectively the “Series”) of the Company, declared and paid a cash distribution (the “Distribution”) for such Series for the month of June 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution($)	Distribution per Share($)(1)
Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	$370.21	$0.037
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	$304.20	$0.030
Landa App LLC – 1712 Summerwoods Lane Griffin GA LLC	$278.82	$0.028
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	$476.32	$0.048
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	$450.82	$0.045
Landa App LLC - 4267 High Park Lane East Point GA LLC(2)	$349.46	$0.035
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC(2)	$189.15	$0.019
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC(3)	$279.32	$0.028
Landa App LLC - 9439 Lakeview Road Union City GA LLC	$215.99	$0.022
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	$396.00	$0.040
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	$442.19	$0.044
Landa App LLC - 1910 Grove Way Hampton GA LLC (2)	$742.67	$0.074
Landa App LLC - 593 Country Lane Jonesboro GA LLC	$351.67	$0.035
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	$349.74	$0.035
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	$508.82	$0.051
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	$599.87	$0.060
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	$361.22	$0.036
Landa App LLC - 729 Winter Lane Jonesboro GA LLC(2)	$317.00	$0.032
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	$520.36	$0.052
Landa App LLC – 8645 Embrey Drive Jonesboro GA LLC	$426.00	$0.043
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	$615.88	$0.062
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	$414.59	$0.041
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	$415.68	$0.042
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	$456.05	$0.046
Landa App LLC - 8652 Ashley Way Douglasville GA LLC(2)	$572.00	$0.057
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	$548.25	$0.055
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	$409.68	$0.041
Landa App LLC - 8655 Ashley Way Douglasville GA LLC (2)	$482.57	$0.048
Landa App LLC - 8659 Ashley Way Douglasville GA LLC (2)	$456.00	$0.046
Landa App LLC - 8662 Ashley Way Douglasville GA LLC	$369.99	$0.037
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	$321.77	$0.032
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	$341.59	$0.034
Landa App LLC - 8674 Ashley Way Douglasville GA LLC	$462.06	$0.046
Landa App LLC - 8675 Ashley Way Douglasville GA LLC (2)	$637.00	$0.064
Landa App LLC - 8677 Ashley Way Douglasville GA LLC	$455.27	$0.046
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	$228.01	$0.023
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	$357.87	$0.036
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	$382.37	$0.038

(1)	Each Share represents a 1/10,000th interest in the Distribution.

(2)	This Property is currently vacant. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series’ Share a Distribution.
(3)	The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of June. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series’ Share a Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular available here. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2022

LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

3